April 29, 2010	David J. Polgreen
Direct Phone: 612-672-8388
[Maslon Edelman Borman & Brand, LLP Letterhead]	Direct Fax: 612-642-8388
David.Polgreen@maslon.com

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Re:	ante5, Inc. (the “Company”)
Registration Statement on Form 10 (Commission File # 000-53952)

Ladies and Gentlemen:

On April 23, 2010, the Company filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form 10 (the “Registration Statement”).  The Company filed the Registration Statement in connection with a transaction whereby the Company’s parent company, Voyager Oil & Gas, Inc. (formerly ante4, Inc.) (the “Parent Company”) will distribute shares of the Company’s common stock, via a pro-rata dividend to the Parent Company’s stockholders, in a spin-off transaction structured in accordance with the terms of the Commission’s Staff Legal Bulletin No.4. (the “Spin-off”).

As detailed in the Registration Statement and accompanying Information Statement (attached to the Registration Statement as Exhibit 99.1), on April 16, 2010, the Parent Company closed a transaction (the “Merger”) whereby a wholly-owned subsidiary of the Parent Company acquired all of the outstanding equity securities of Plains Energy Investments, Inc., a privately-held oil and gas exploration company (“Plains”).  As a result of the Merger, the former stockholders of Plains were issued enough Parent Company common stock so that after the closing of the Merger, the former Plains stockholders held approximately 51% of the outstanding common stock of the Parent Company.  As part of the Merger, it was agreed that only holders of the Parent Company’s common stock immediately prior to the Merger would be entitled to receive stock of the Company in the Spin-off.

Under Section 213(c) of the Delaware General Corporations Law, any dividend to stockholders must be made within sixty (60) days of the record date used to determine the stockholders of record entitled to the dividend.  If the dividend is not made within that

60-day period, a new record date must be set.  To ensure that only holders of Parent Company common stock pre-Merger received shares in the Spin-off, the board of directors of the Parent Company set April 15, 2010 as the record date for the dividend (the day before the closing of the Merger).  As such, in the event the Spin-off does not take place prior to June 14, 2010, a new record date will have to be set to determine the stockholders eligible to receive Company common stock in the Spin-Off.  Any later record date will therefore include shareholders that were not Parent Company stockholders of record prior to the closing of the Merger, a result which would frustrate the intent of the parties to the Merger.

According to Staff Legal Bulletin No.4, the Spin-off cannot be completed without the Registration Statement having been declared effective by the Commission.  In order to effect the Spin-off prior to June 14, 2010, we respectfully request that the Commission provide any comments to the Registration Statement to the Company as quickly as possible, so that the Company can respond to those comments and accelerate the Commission’s review process as much as is practicable.  We understand and appreciate that the Commission has processes and procedures in place that must be followed in connection with such a review, but any expediting of the process would greatly help the Parent Company and the Company.

Should you have comments or questions regarding the Registration Statement, please direct them to the undersigned at (612) 672-8388 (phone) or (612) 642-8388 (fax), or to Steven Lipscomb, the Company’s Chief Executive Officer, at (323) 330-9881 (phone) or via email at slipscomb@ante4.com.

Regards,

/s/ David J. Polgreen

David J. Polgreen, Esq.

cc: (via email): Steven Lipscomb